AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland

December 17, 2020

VIA EDGAR

Mr. Patrick Kuhn and Ms. Lyn Shenk
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	AerCap Holdings N.V.
Form 20-F for Fiscal Year Ended December 31, 2019
Filed March 5, 2020
File No. 001-33159

Dear Mr. Kuhn and Ms. Shenk:

On behalf of AerCap Holdings N.V. (the “Company”), and in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to the Company’s Report on Form 20-F filed with the Commission on March 5, 2020, contained in your letter dated November 25, 2020 (the “Comment Letter”), we submit this letter containing the Company’s responses to the Comment Letter.

For your convenience, we have set out the text of the comments from the Comment Letter in bold, followed by the Company’s responses.

Form 20-F for Fiscal Year Ended December 31, 2019

Consolidated Statement of Cash Flows, page F-9

1.	Please tell us your basis under GAAP for classifying receipts and returns of security deposits and maintenance payments as financing activities in your statements of cash flows.

Response:

The Company respectfully advises the Staff that ASC 230-10-45-14 through 45-15 forms the basis for classifying receipts and returns of security deposits and maintenance payments as financing activities in our Consolidated Statements of Cash Flows.

We typically require our lessees to provide a form of security for their performance under a lease. Cash security deposits received are classified on our Consolidated Balance Sheets within the Lessee deposit liability line item. We refund cash security deposits at the expiration of the lease when we confirm that the lessee has performed under the lease.

Our lessees are responsible for the maintenance and repair of the leased aircraft as well as other aircraft operating costs during the lease term. Based on the credit quality of the lessee, we require some of our lessees to pay supplemental maintenance rents to us to cover major scheduled maintenance costs. The supplemental rents received are classified on our Consolidated Balance Sheets within the Accrued maintenance liability line item. If a lessee pays supplemental maintenance rents, we reimburse those amounts when a lessee performs a qualifying maintenance event, as defined in the lease, up to the amount of the supplemental maintenance rent payments we have received.

We generally expect that we will reimburse the majority of supplemental maintenance rents received to our lessees and expect to refund all security deposit amounts, assuming the lessee performs under the terms of its lease. Furthermore, the cash received for security deposits and supplemental maintenance rents is generally unrestricted and may reduce our debt funding requirements. For these reasons, we have concluded that the cash security deposits and supplemental maintenance rents received and expected to be refunded to our lessees are more akin to a borrowing and therefore we classify these amounts in our Consolidated Statements of Cash Flows as financing activities.

Note 3. Summary of Significant Accounting Policies
Flight Equipment held for operating lease, net, page F-14

2.
You disclose that flight equipment is depreciated over the estimated useful life of aircraft, which is generally 25 years from the date of manufacture, or a different period depending on your disposition strategy. Please tell us the extent to which your portfolio was depreciated over a period other than its estimated useful life, the average depreciation period for such equipment, and whether equipment subject to this different depreciation term are based on the class of aircraft or other factors. Please also tell us whether there are situations in which the disposition strategy that results in a different depreciation term is known at the inception of your ownership of the equipment.

Response:

The Company respectfully advises the Staff that in all cases we depreciate our aircraft over the estimated useful life. For almost all of our aircraft, the estimated useful life is 25 years.  As of September 30, 2020, 3.4% of our aircraft assets were depreciated over a life of less than 25 years, as measured based on net book value. The average depreciable life for these aircraft assets is approximately 22 years.

We periodically assess the useful lives of our aircraft assets. We adjust the useful life of an individual aircraft asset where, based on transaction-specific information, we have determined that reinvesting in the maintenance condition of the aircraft is likely to be uneconomic. As of September 30, 2020, these aircraft represented 1.1% of our aircraft assets, as measured based on net book value.

In addition, in connection with our acquisition of International Lease Finance Corporation (“ILFC”) in 2014, we concluded that the useful life of certain older technology aircraft that we had acquired was less than 25 years. This was also based on a determination that reinvesting in the maintenance condition of the aircraft is likely to be uneconomic. As of September 30, 2020, these aircraft represented approximately 2.3% of our aircraft assets, as measured based on net book value.

Other than as discussed above, there are no other aircraft assets where we have concluded a different depreciation term or other factors that we have used to determine a different depreciation term for our aircraft assets.

There has not been a situation in which our disposition strategy for a new aircraft has resulted in a depreciable life different from 25 years when we acquired the aircraft.

Maintenance rights and lease premium, net, page F-15

3.
We note your use of the term end of lease (EOL) contracts. Please tell us whether this refers to separate contracts with your customers or simply to a subset of provisions within your lease agreements that relate to the end of the lease term.

Please explain to us the distinction between EOL contracts and MR contracts in the context described in the second paragraph of this footnote.

You state that you recognize leasing expenses upon lease termination when the EOL contract maintenance assets exceeds the EOL cash received. Please tell us your basis for recognizing the write-off of your EOL contract maintenance asset upon lease termination rather than at or over some earlier period of the lease, such as when you determine it is not probable that the EOL cash received will cover the EOL contract maintenance asset or over the last expected maintenance cycle. Please also describe for us the circumstances in which EOL cash compensation exceeds the EOL contract maintenance rights asset.

Response:

The Company respectfully advises the Staff that the term EOL contract does not refer to a separate contract; rather, it simply refers to the type of contractual maintenance provisions that are provided within the lease contract.

Each of our lease contracts contains provisions related to the maintenance of the aircraft. In all cases, the lessee is responsible for performing maintenance on the aircraft during the lease term. Our leases with maintenance reserve (“MR”) provisions require the lessee to pay supplemental maintenance rent during the lease term based on aircraft utilization, generally on a monthly basis. Our leases with end-of-lease (“EOL”) provisions require the lessee to pay compensation at the end of the lease term calculated with reference to the condition of the aircraft at lease expiration.

Our EOL and MR maintenance rights asset measurement and amortization policy was detailed in our letter to the Commission’s Office of the Chief Accountant (“OCA”) entitled “Confirmation of Accounting for Maintenance Rights as Part of Acquisition Accounting,” dated August 7, 2014. This letter summarized the accounting for the maintenance rights assets as part of our preclearance process conducted with the OCA.

In the case of an EOL contract, the maintenance condition of the aircraft is generally not known until the lease terminates and we can determine the aircraft’s physical maintenance status. Furthermore, the maintenance status of the aircraft at contract termination generally cannot be reasonably estimated in advance of lease termination as the lessee has the option either (a) to perform maintenance activities and return the aircraft to us in a higher physical maintenance status, or (b) not to perform maintenance activities and return the aircraft to us in a lower physical maintenance status, generally subject to minimum return conditions, and provide us with a higher EOL maintenance payment. As we cannot control the maintenance activities performed by our lessees, we generally cannot conclude in advance of the lease termination date if it is probable that the EOL cash received will cover the EOL contract maintenance rights asset.

In our 2014 acquisition of ILFC we recognized EOL maintenance rights intangible assets, measured based on the difference between the acquired aircraft’s actual physical maintenance condition at the acquisition date and the specified contractual maintenance condition at the end of the aircraft’s lease term.

As a simple illustrative example, assume the following:

●
The physical condition of the aircraft was 50% on the acquisition date and the aircraft is required to be returned in “full life,” or 100%, maintenance condition at the end of the contractual lease term;

●	Each 10% of maintenance condition is equivalent to $1 million of value;
●	The aircraft is returned at 40% maintenance condition at the lease termination date; and
●	The impact of discounting is ignored for simplicity in this illustrative example.

On the acquisition date we recognize an EOL maintenance right asset of $5 million (equal to the difference in value between the 50% maintenance condition at acquisition and the 100% maintenance condition required at lease termination). When the lease terminates, the lessee remits $6 million to us, which is the difference between the actual 40% physical condition at return compared to the 100% maintenance condition required. We recognize net maintenance revenue of $1 million, which is the difference between the EOL cash receipt of $6 million and the EOL maintenance right intangible asset of $5 million. Therefore, in circumstances where the physical condition of the aircraft at contract end is less than the condition at the acquisition date, we generally expect to receive EOL compensation that exceeds the EOL maintenance rights asset. In contrast, if an aircraft is returned with a higher physical maintenance condition at lease termination relative to the physical maintenance condition on the acquisition date, we generally expect to receive less cash compensation than the EOL intangible asset.  In these instances, we recognize the difference between the EOL maintenance right asset and the cash compensation received as a leasing expense.

Accrued maintenance liability, page F-17

4.	Please explain to us how the second and third sentences of the first paragraph of this note relate to your accrued maintenance liability account.

In the second paragraph you state that you may be obligated to make additional payments to the lessee. Please tell us what these payments are in addition to.

In the second paragraph you disclose that for all lease contracts, lessor maintenance contributions are recognized as leasing expenses when incurred. Please define “when incurred.” Please also tell us whether you recognize a maintenance liability for lessor maintenance contributions for lease arrangements entered into other than those related to purchases of aircraft with a lease attached. If so, please describe for us such circumstances and when you recognize the liability.

Response:

The Company respectfully advises the Staff that when an aircraft is not subject to a lease, we may incur maintenance and repair expenses related to usage of major-life limited components from a prior lease. Consistent with section 4.114 of the Airline Audit and Accounting Guide, we use the expense as incurred model for planned major maintenance. Under this method, the estimated maintenance costs are expensed in the period incurred. In many instances, there is a short-term timing difference between when we incur the expense and the actual payment of this liability to the third party maintenance provider. When these timing differences occur, we recognize an expense and accrue the corresponding liability in the Accrued maintenance liability line item on our Consolidated Balance Sheets.

When we lease a used aircraft, the maintenance condition of the aircraft generally will be less than 100% as a result of maintenance life usage by the prior lessee. For the next lessee of the used aircraft we generally agree to reimburse the cost of the maintenance usage from the prior lessee, if and when the next lessee performs a qualifying maintenance event. These additional payments to our lessees, related to prior lessee maintenance usage, are generally referred to as “top-up” or lessor contribution payments and are expensed in the period incurred. These payments are in addition to our reimbursements of supplemental maintenance rents received from the current lessee during the lease period based on utilization.

In cases of a lessor contribution, where an aircraft is subject to lease, we consider the maintenance event to be incurred when the maintenance event is completed by the lessee and we confirm that the maintenance event qualifies for reimbursement under the lease provisions. In cases where the aircraft is not subject to lease and we are directing the maintenance activity, we consider the maintenance to be incurred over the period the maintenance activity is performed. In these instances we recognize the maintenance expense and accrue a corresponding liability based on a percentage-of-completion method. The time to complete a major maintenance event is relatively short; for example, an engine maintenance event generally takes between three to four months to complete. We believe the above is consistent with section 4.114 of the Airline Audit and Accounting Guide.

We do not accrue a maintenance liability in advance of incurring the expense for lease arrangements other than instances where we purchased an aircraft with a lease attached.

Note 5. Flight equipment held for operating leases, net, page F-21

5.
We note from your Form 6-K filed November 10, 2020, that you have observed an increased number of airlines shifting away from certain classes of aircraft in favor of others. Please disclose balances and accumulated depreciation of major classes of equipment held for operating lease at the balance sheet date. Refer to ASC 842-30-50-13 and ASC 360-10-50-1.

Response:

The Company acknowledges that ASC 360-10-50-1(b) requires financial statement disclosure or in the notes thereto be made for “balances of major classes of depreciable assets, by nature or function.”

While other leasing companies may own different classes of depreciable assets, such as helicopters, business jets or freighter aircraft, our focus is on commercial passenger aircraft. We purchase new aircraft from Boeing, Airbus and Embraer and lease these aircraft to airlines on long-term lease arrangements. Our aircraft are deployed by our lessee customers across their passenger-carrier operations globally. Almost all of our aircraft are depreciated over 25 years, as discussed in the response to question 2 herein. In our view, the nature and function of the various commercial aircraft types that we own are the same. For these reasons, we have historically concluded that our aircraft assets represent a single major asset class. Therefore, we do not believe our presentation of aircraft assets is required to be shown at a disaggregated level. We have consistently disclosed the percentage of net book value that each aircraft type (by manufacturer and model) represents in Item 4. Information on the Company in our annual report on Form 20-F and Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in our quarterly 6-K filings.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at +353 1 418 0477 or by email at rmaasland@aercap.com.

/s/ Richard Maasland
Name:	Richard Maasland
Title:	Chief Accounting Officer

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